

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Meng Dong (James) Tan
Chief Executive Officer
8i Acquisition 2 Corp.
Eu Tong Sen Street
#08-13 Singapore 059817

> **Re: 8i Acquisition 2 Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 15, 2022**
> **File No. 001-40678**

Dear Meng Dong (James) Tan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jane Tam, Esq.